SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------



                        AMENDMENT NO. 2 TO SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                                NTS-PROPERTIES IV
                                (Name of Issuer)


                                NTS-PROPERTIES IV
                        (Name of Person Filing Statement)


                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                    62942E209
                      (CUSIP Number of Class of Securities)


                     J.D. Nichols, Managing General Partner
                          NTS-Properties Associates IV
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)


                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066


                                  July 27, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                               AMENDMENT NO. 2 TO
                 ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                                  INTRODUCTION

         This Amendment No. 2 dated December 17, 1999 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission on July 27, 1999 by NTS-Properties IV(the "Partnership"), as amended October 22, 1999, regarding the offer of the Partnership and ORIG, LLC, a Kentucky limited liability company, (the "Affiliate" and, collectively with the Partnership, the "Offerors") to purchase in the aggregate up to 1,000 limited partnership interests in the Partnership. A copy of the Offer to Purchase dated July 27, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the original terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on October 29, 1999. With a notice sent to Limited Partners on October 22, 1999 and a Press Release dated October 25, 1999, the Offerors announced their intention to extend the Expiration Date of the Offer to December 8, 1999. Amendment No. 1 to the Original Statement, reflecting these changes, was filed on October 26, 1999. As of December 8, 1999 a total of 2,245 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,000 Interests and all 2,245 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 500 of these Interests. The Affiliate purchased 1,745 of these Interests. By Press Release dated December 16, 1999, the Offerors announced: (i) that the Offer had terminated as of December 8, 1999, as originally scheduled; and (ii) the final results of the Offer.

         This Amendment constitutes the final amendment to the Original Statement in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction D to Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.
----------------------------------------------

          Except for the purchase of 2,245 Interests by the Offerors as of December 8, 1999, pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Mr. Nichols or Mr. Lavin, the Affiliate or any other associate or subsidiary of any such person.






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Item 9.  Material to be Filed as Exhibits.
------------------------------------------

         The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

         (a)(8)   Press Release by the Offerors dated December 16, 1999.





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 17, 1999                 NTS-PROPERTIES IV, a Kentucky limited
                                           partnership.

                                  By:      NTS - PROPERTIES ASSOCIATES IV,
                                           General Partner

                                  By:      /s/ J.D. Nichols
                                           -------------------------
                                           J.D. Nichols,
                                           Managing General Partner




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                                    EXHIBITS



Exhibit
Number                                 Description
------                                 -----------
(a)(8)                Press Release by the Offerors dated December 16, 1999.











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                                                                  Exhibit (a)(8)







             Press Release by the Offerors dated December 16, 1999.



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      NTS-PROPERTIES IV AND ORIG, LLC ANNOUNCE EXPIRATION OF TENDER OFFER

         Louisville, Kentucky December 16, 1999. NTS-Properties IV announced today that the issuer tender offer for up to 1,000 Limited Partnership Interests in NTS-Properties IV, which commenced on July 27, 1999, was amended on October 26, 1999, expired on December 8, 1999.

         The final results of the Offer are as follows: As of December 8, 1999, a total of 2,245 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,000 and all 2,245 Interests tendered were accepted by the Offerors, without proration. NTS-Properties IV repurchased 500 Interests at a price of $205 per Interest, pursuant with the amended Offer; ORIG, LLC purchased 1,745 Interests at a price of $205 per Interest. Limited Partners whose Interests were purchased as of December 8, 1999 were granted rescission and withdrawal rights through the expiration date of December 8, 1999.








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